Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratios of earnings to fixed charges for us and our predecessors for each of the periods indicated. All dollar amounts are reported in thousands.

	Successor						Predecessors
	Six Months Ended June 30,	Year Ended December 31,				Three Months Ended December 31,	Nine Months Ended September 30,
	2011	2010	2009	2008	2007	2006	2006
Income before income taxes and equity in income of affiliates	$5,287	$106,336	$1,658	$225,720	$11,244	$3,367	$22,219
Distributed income of equity investees							258
Fixed charges(1)	13,283	10,442	12,321	16,128	8,009	134	573

Earnings	18,570	116,778	13,979	241,848	19,253	3,501	23,050

Ratio of earnings to fixed charges	1.40	11.18	1.13	15.00	2.40	26.13	40.23

(1)	Fixed charges are the sum of the following: (a) interest expensed and capitalized. (b) amortized premiums, discounts and capitalized expenses related to indebtedness (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.